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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2017

Washington DC
415

SEC FILE NUMBER
8- 47577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Victory Capital Advisers, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Tiedeman Road
(No. and Street)

Brooklyn	Ohio	44144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald A. Inks **(216) 898-2426**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center, 312 Walnut Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OMB

OATH OR AFFIRMATION

I, Donald A. Inks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Victory Capital Advisers, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principle officers and directors are classified as customer accounts (Debits $0, Credits $0).


NOTARIAL SEAL
STATE OF OHIO

Signature

Financial Operations Principal

Title

Notary Public

JANET M. NEGRELLI
NOTARY PUBLIC • STATE OF OHIO
Recorded in Cuyahoga County
My commission expires Nov. 30, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities and Exchange Commission

Washington, D.C. 20549

Annual Audit Report

Year Ended December 31, 2016

Victory Capital Advisers, Inc.
(Name of Respondent)

4900 Tiedeman Road

Brooklyn, Ohio 44144

(Address of principal executive office)

Mr. Donald A. Inks
Financial Operations Principal
Victory Capital Advisers, Inc.

4900 Tiedeman Road
Brooklyn, Ohio 44144
Telephone No. (216) 898-2426


VictoryCapital
ADVISERS

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Victory Capital Advisers, Inc.
Year Ended December 31, 2016
With Report of Independent Registered Public Accounting Firm

Victory Capital Advisers, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2016

Contents



EY
Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of Victory Capital Advisers, Inc.

We have audited the accompanying statement of financial condition of Victory Capital Advisers, Inc. (the Company) as of December 31, 2016, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Victory Capital Advisers, Inc. at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2017

Victory Capital Advisers, Inc.

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	5,240,733
Intangible assets		1,500,000
Distribution fees and commissions receivable		1,936,880
Due from affiliates		175,331
Prepaid C share commissions		704,801
Prepaids and other receivables		106,825
Total assets	$	9,664,570
Liabilities and shareholder's equity		
Liabilities		
Distribution fees payable	$	3,497,046
Due to affiliates		725,738
Other liabilities		92,948
Deferred tax liability		397,030
Total liabilities		4,712,762
Shareholder's equity		
Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		2,791,753
Retained earnings		2,160,054
Total shareholder's equity		4,951,808
Total liabilities and shareholder's equity	$	9,664,570

See accompanying notes to financial statements.

Victory Capital Advisers, Inc.

Statement of Income

Year Ended December 31, 2016

Revenues	
Distribution and related fees	$ 32,048,018
Intercompany support fees	716,480
Commissions, net	625,243
Contingent deferred sales charge	59,760
Interest income	6,685
Total revenues	33,456,186
Expenses	
Distribution and related expenses	30,831,650
Intercompany service fees	425,547
Professional fees	73,100
Other expenses	166,727
Total expenses	31,497,024
Income before taxes	1,959,162
Provision for income taxes	726,411
Net income	$ 1,232,751

See accompanying notes to financial statements.

Victory Capital Advisers, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2015	$ 1	$ 2,791,753	$ 927,303	$ 3,719,057
Net income	-	-	1,232,751	1,232,751
Balance at December 31, 2016	$ 1	$ 2,791,753	$ 2,160,054	$ 4,951,808

See accompanying notes to financial statements.

Victory Capital Advisers, Inc.

Statement of Cash Flows

Year Ended December 31, 2016

Cash flows from operating activities	
Net income	$ 1,232,751
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	168,512
Amortization of prepaid C share commissions	689,796
Changes in operating assets and liabilities	
Decrease in distribution fees and commissions receivable	128,876
Increase in due from affiliate	(60,787)
Increase in prepaids and other receivables	(52,131)
Increase in C share commission payments	(1,051,520)
Increase in distribution fees payable	1,543,656
Decrease in other liabilities	(315,278)
Increase in due to affiliate	257,431
Net cash provided by operating activities	2,541,306
Cash, beginning of period	2,699,427
Cash, end of period	$ 5,240,733

See accompanying notes to financial statements.

Victory Capital Advisers, Inc.

Notes to Financial Statements

Year Ended December 31, 2016

1. Organization

Victory Capital Advisers, Inc. (the Company) is a wholly-owned indirect subsidiary of Victory Capital Holdings Inc. (VCH or Parent) and a wholly-owned direct subsidiary of Victory Capital Operating, LLC (VCO). The Company is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company serves as distributor and principal underwriter for the Victory Portfolios, Victory Variable Insurance Funds, Victory Institutional Funds and Victory Portfolios II (collectively, the "Funds") and placement agent for Victory Capital Management Inc.'s (the Advisor) Victory Capital Series, LLC. Substantially all of the Company's revenues are earned from the Funds or in connection with the sale of the Funds' shares.

On July 30, 2016, VCO acquired all of the outstanding membership interests in RS Investment Management Co. LLC (RSIM) and its wholly-owned subsidiaries through the merger of RSIM and VCO MS LLC, a wholly-owned subsidiary of VCO, with RSIM as the surviving entity. On August 1, 2016 RSIM was merged into the Advisor.

RSIM was a registered investment adviser and Delaware limited liability company formed on November 10, 1998 and provided investment advisory and related services to the RS Investment Trust (mutual funds), RS Variable Products Trust (variable investment trusts), private investment unit trusts and institutional and other clients.

Concurrent with the RSIM acquisition, the RS Investment Trust and RS Variable Products Trust were re-organized into newly created series of the Victory Portfolios and Victory Variable Insurance Funds, and VCA became the distributor for the newly re-organized funds.

2. Significant Accounting Policies

Cash

Cash represents cash in banks. Cash balances may be in excess of FDIC insurance limits.

Revenue Recognition

Distribution fees represent 12b-1 fees paid by the Funds pursuant to a Distribution Agreement (the "Agreement") between the Funds and the Company. The Agreement continues in effect until terminated by either party. The Company receives 12b-1 fees paid by the Funds for shares sold which are still outstanding. These fees are principally determined based on average daily net

2. Significant Accounting Policies (continued)

assets of the Funds and are accrued monthly. The Company, as principal, records distribution fees on a gross basis as revenue.

Shareholders in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of these shares purchased. The Company, in turn, pays a portion of the commissions to the broker-dealers who originated the sale as outlined in their respective agreements. Commission income is recorded net of commission expense such that net commission income represents commissions earned by the Company as selling broker-dealer.

Intercompany support fees are earned monthly by the Company pursuant to a distribution support agreement between the Company and the Advisor.

Intangible Assets

Intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the intangible asset is less than its carrying amount. As of December 31, 2016, the Company determined it was more likely than not that the intangible asset's fair value was greater than its carrying value and therefore no impairment was identified.

The Company's intangible assets totaled $1.5 million at December 31, 2016 and are related to the Company's renewable distribution service contracts with the Funds.

Distribution Related Expense

Distribution expense represents 12b-1 fees paid to other broker-dealers who hold outstanding Fund shares that generated the Fund's distribution fees pursuant to the Agreement. Distribution fees not paid to selling brokers may be used to support other distribution related activities as allowed under Distribution Plans that have been adopted by the Funds. Distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Prepaid C Share Commissions

The Funds maintain a multiclass structure, whereby participating funds offer back-end load shares (Class C shares). The Company may pay upfront sales commissions to dealers and institutions that sell Class C shares of the participating funds at the time of such sale. Upfront

2. Significant Accounting Policies (continued)

sales commission payments with respect to Class C shares equal 1.00% of the purchase price of the Class C shares sold by the dealer or institution. When the Company makes an upfront payment to a dealer or institution for the sale of Class C shares, the Company capitalizes the cost of such payment and amortizes the cost over a 12 month period. The Company retains any 12b-1 fees paid by the Funds, which are calculated as 1.00% of the average daily net assets of the Class C Shares, for the first year after the Class C shares are purchased. Additionally, the Company retains any contingent deferred sales charges (CDSCs), which are calculated as 1.00% of the lower of sale proceeds or the original offering price, for the first year after the Class C shares are purchased. After the first full year, the Company will make monthly payments in the amount of 0.75% for distribution services and 0.25% for personal shareholder services to dealers and institutions based on the average daily net assets of Class C shares, which are attributable to shareholders for whom the dealers and institutions are designated as dealers of record.

For the year ended December 31, 2016, amortization expense of $689,796 related to upfront sales commission payments was included in distribution and related expenses. CDSCs received by the Company from redeeming shareholders are recognized as revenue and included in Contingent deferred sales charge. For the year ended December 31, 2016, the Company received CDSCs of $59,760.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Subsequent Events

In preparing these financial statements, subsequent events were evaluated through February 24, 2017. There were no subsequent events required to be either recognized in the financial statements or disclosed in the notes to the financial statements.

Recent Accounting Pronouncements

On January 1, 2016, the Company adopted ASU 2014-15, Presentation of Financial Statements – Going Concern (subtopic 205-40), which provides guidance on management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. There was no impact on the Company's financial statements from adopting ASU 2014-15.

2. Significant Accounting Policies (continued)

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes existing revenue recognition guidance under U.S. generally accepted accounting principles. Under this guidance, an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date, which defers the effective date of ASU 2014-09 to January 1, 2018 for the Company. The new guidance requires either a retrospective or a modified retrospective approach to adoption. The Company is currently evaluating the potential impact on its financial statements.

3. Income Tax

The Company is included in the federal income tax return filed by the Parent. For financial reporting purposes, the Parent has elected to allocate the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carry backs, subject to recognition of such items on a consolidated basis.

Income taxes included in the statement of income are summarized below.

Current Expense:	
Federal	$ 505,906
State	51,993
Total current expense	557,899
Deferred expense:	
Federal	157,883
State	10,629
Total deferred expense	168,512
Income tax expense	$ 726,411

The difference between income taxes and the amount computed by applying the statutory Federal tax rate of 35% to income before taxes as of December 31, 2016 is as follows.

Federal income tax at U.S. statutory tax rate	$ 685,707
State income tax rate, net of federal tax benefit	57,569
Change of state income tax rate on deferred tax liabilities	(6,666)
Prior year provision to return adjustment	(10,199)
Total income tax expense	$ 726,411

3. Income Tax (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax liabilities as of December 31, 2016 are as follows:

Deferred tax liability – Prepaid C share commissions	$ 267,401
Deferred tax liability – Intangible assets	129,629
Total deferred tax liability	$ 397,030

Deferred tax assets are recoverable from the Parent when they are able to be used. An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes taxable income in prior periods, projected future taxable income and projected future reversals of deferred tax items. As of December 31, 2016, the Company had no deferred tax assets.

The Company's management believes that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2016. The tax years ended December 31, 2013, December 31, 2014 and December 31, 2015 are open and are subject to federal, state and local examination. At December 31, 2016, the Company had a $568,098 payable to the Parent for 2016 federal and state income taxes, which was settled in full in February 2017.

4. Related Party Transactions

For the year ended December 31, 2016, the Company provided various support services to the Advisor such as advertising review, dealer agreement maintenance, compliance training, and other administrative services. The Company charged fees designed to cover the costs of providing such services. The amount charged by the Company amounted to $716,480 for the year ending December 2016, and is recorded as Intercompany support fees revenue.

For the year ended December 31, 2016, the Advisor provided various services to the Company such as providing use of personnel, office facilities, equipment, and other administrative services. The Company is charged a service fee for these services designed to cover the costs of providing such services. The amount charged to the Company amounted to $425,547 for the year ending December 2016, and is recorded as Intercompany service fees expense.

Related party support and service fee transactions are settled monthly via intercompany cash transactions. The Advisor pays Ohio commercial activity taxes on a quarterly basis for the Advisor and Company, and amounts due to the Advisor by the Company are settled quarterly.

4. Related Party Transactions (continued)

The Company considers the Funds to be related parties as a result of the advisory relationship between the Advisor and the Funds. The Company maintains a reimbursement plan with one of the Funds, Victory Portfolios II, under which 12b-1 fees received by the Company and not paid out as 12b-1 fees to selling brokers must either be paid back to Victory Portfolios II or used to offset mutual fund distribution/marketing expenses. Included in Other liabilities at December 31, 2016 is $48,226, representing residual 12b-1 fees received by the Company from Victory Portfolios II.

5. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, cannot exceed 15 to 1.

At December 31, 2016, the Company had net capital under the Rule of $1,643,852 which was $1,356,137 in excess of its minimum required net capital of $287,715. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was 2.63 to 1.

6. Contracts

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. Management is not currently aware of any such pending claims.

Supplementary Information

Victory Capital Advisers, Inc.

Schedule I - Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2016

Total shareholder's equity from statement of financial condition		$ 4,951,808
Deductions for nonallowable assets		
Intangible assets	$ 1,500,000	
Prepaid C share commissions	704,801	
Due from affiliates	175,331	
Distribution fees receivable	820,999	
Prepaids and other receivables	106,825	3,307,956
Net capital		$ 1,643,852
Total aggregate indebtedness		$ 4,315,732
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		$ 287,715
Excess net capital at 1,500 percent		$ 1,356,137
Excess net capital at 1,000 percent		$ 1,212,279
Percentage of aggregate indebtedness to net capital		263%

Reconciliation with the Company's computation of net capital as of December 31, 2016

Net capital, as reported above and in the Company's Part IIA (unaudited) FOCUS report, filed January 26, 2017	$ 2,239,670
Adjustments	
Tax adjustments	(579,053)
Additional intercompany service fees	(16,095)
Other (net)	(670)
Net capital, as reported above and in the Company's Part IIA (unaudited) FOCUS report, filed February 24, 2017	$ 1,643,852

Victory Capital Advisers, Inc.

Schedule II - Computation for Determination of the Reserve Requirements Under Exhibit A of SEC Rule 15c3-3

December 31, 2016

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(2)(i).

Victory Capital Advisers, Inc.

Schedule III - Information Relating to the Possession or Control Requirements to SEC Rule 15c3-3

December 31, 2016

The Company will not hold customer funds or safekeep customer securities.


EY
Building a better
working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Victory Capital Advisers, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Victory Capital Advisers, Inc.(the Company), and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and American Institute of Certified Public Accountants. . The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries (i.e. agreed the assessment payment to the respective ACH wire).

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2016.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No findings were found as a result of applying the procedure.

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers.

   No findings were found as a result of applying the procedure.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047577 FINRA DEC
Victory Capital Advisers, Inc.
4900 Tiedeman Road, 4th Floor
Brooklyn, Ohio 44144-2338

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Donald Inks (216) 898-2426

2. A. General Assessment (item 2e from page 2) $ 16.71

B. Less payment made with SIPC-6 filed (exclude interest) (5.38)
7/27/2016
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 11.33

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 11.33

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11.33

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Victory Capital Advisers, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of February, 20 17.

Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$33,456,186
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	33,449,501
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $-	
Enter the greater of line (i) or (ii)	-
Total deductions	33,449,501
2d. SIPC Net Operating Revenues	$6,685
2e. General Assessment @ .0025	$16.71

(to page 1, line 2.A.)


VictoryCapital
ADVISERS

4900 Tiedeman Road, 4th Floor • Brooklyn, OH 44144 • 216-898-2426 • vcm.com

Victory Capital Advisers, Inc.

Exemption Report Under Securities and Exchange Commission Rule 17a-5

December 31, 2016

Victory Capital Advisers, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims exemption under the exemptive provisions in 17 C.F.R. § 240.15c3-3 under Subparagraph (k)(2)(i) - The Company will not hold customer funds or safekeep customer securities. The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Victory Capital Advisers, Inc.

I, Donald Inks, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Financial Operations Principal

February 24, 2017



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Report of Independent Registered Public Accounting Firm

The Board of Directors of Victory Capital Advisers, Inc.

We have reviewed management's statements, included in the accompanying Victory Capital Advisers, Inc. Exemption Report, in which (1) Victory Capital Advisers, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2017